EXHIBIT 99.1

For Immediate Release 21-6-TR	Date:	February 16, 2021

Teck Doubles Water Treatment Capacity at Elkview Operations

Sparwood, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that commissioning is now underway at its Elkview Saturated Rock Fill (Elkview SRF) expansion, which doubles the water treatment facility’s capacity to 20 million litres of water per day.

The Elkview SRF has been achieving near complete removal of selenium and nitrate from up to 10 million litres of water per day since 2018 and is part of Teck’s ongoing work to implement the Elk Valley Water Quality Plan (EVWQP). The goal of the EVWQP is to maintain the health of the watershed in the area of Teck’s B.C. steelmaking coal operations.

“Teck is committed to responsible mining that is protective of the environment and supports the social and economic well-being of the Elk Valley,” said Robin Sheremeta, Senior Vice President, Coal. “The completion of the Elkview Saturated Rock Fill expansion is another important step forward in the implementation of the Elk Valley Water Quality Plan. We continue to make significant progress in advancing the plan and reducing selenium levels throughout the watershed.”

Construction was completed in late 2020 and the facility is now commissioning to ramp up to achieve 100% of design targets. The Elkview SRF is Teck’s second treatment facility in the Elk Valley, with two additional facilities under construction at Fording River Operations. Teck expects to have capacity to treat up to 47.5 million litres per day later this year – nearly two and a half times our 2020 treatment capacity.

"Teck’s use of saturated rock fills to treat mine-affected water is leading-edge sustainable technology,” said Dr. Lisa Kirk, an affiliate professor in Montana State University's Department of Chemical and Biological Engineering and the principal biogeochemist at the Montana-based consulting Enviromin, who helped develop saturated rock fill technology. “Saturated rock fill is extremely effective at removing selenium and nitrate from mine affected water and improving water quality.”

Backgrounder

About the Elkview SRF:

•	Will treat up to 20 million litres (20,000 m3) of water per day
•	Selenium concentrations are reduced by greater than 95% in water being treated through the SRF
•	Near complete nitrate removal is achieved in water being treated through the SRF
•	This is the second water treatment facility constructed and two additional facilities are currently under construction at Teck’s Elk Valley mines as part of the Elk Valley Water Quality Plan

About Saturated Rock Fill (SRF) Technology

Saturated rock fill technology, developed through Teck’s water quality research and development program in partnership with leading water quality experts, uses naturally-occurring biological processes to improve water quality. SRF has many benefits over other forms of water treatment including:

•	quicker to build and bring treatment online
•	less complex to operate
•	can treat larger water volumes
•	uses less energy and has a smaller environmental footprint
•	lower capital and operating costs

About the Elk Valley Water Quality Plan

The Elk Valley Water Quality Plan (EVWQP) is a long-term approach to address the management of selenium and other substances released by mining activities throughout the Elk Valley watershed. The EVWQP was developed by Teck in cooperation with governments in Canada and the United States, Indigenous groups, communities, independent scientific experts and others, and was approved by the B.C. Government in 2014.

Elk Valley Water Quality Plan Progress

•	First facility, West Line Creek Water Treatment Facility, is treating up to 7.5 million litres of water per day.
•	Second facility, the Elkview SRF, complete and commissioning with capacity to treat 20 million litres of water per day.
•	Third facility, the Fording River South Water Treatment Facility, is currently under construction and is expected to come online in 2021 with capacity to treat up to 20 million litres of water per day.
•	Fourth facility, the Phase 1 Fording River North Saturated Rock Fill, is currently under construction and is expected to come online in 2022 with capacity to treat 7 million litres of water per day.
•	In 2021, Teck expects to have capacity to treat up to 47.5 million litres of water per day, nearly two and a half times our 2020 treatment capacity, with expected significant reductions in selenium and nitrate concentrations throughout the watershed.

For more information on the Elk Valley Water Quality Plan, a long-term approach to protect the health of the watershed, go to www.teck.com/elkvalley.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com